

November 20, 2018

Darren Wells
Chief Financial Officer
GOODYEAR TIRE & RUBBER CO /OH/
200 Innovation Way
Akron, Ohio 44316-0001

> **Re: GOODYEAR TIRE & RUBBER CO /OH/**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 8, 2018**
> **File No. 001-01927**

Dear Mr. Wells:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Deferred Tax Asset Valuation Allowance and Uncertain Income Tax Positions, page 34

1. Considering the significance of the $749 million of foreign tax credits deferred tax assets to your consolidated financial statements and your conclusion that your undistributed foreign earnings are indefinitely reinvested, please expand your disclosures to clearly explain to investors the specific source of foreign income you are relying on to fully realize your foreign tax credits deferred tax assets. Please refer to comment 4 in our letter dated December 22, 2016, and comment 2 in our letter dated February 3, 2017, along with your corresponding letters dated January 9, 2017, and February 7, 2017, respectively.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction